September 24, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anne Nguyen Parker, Branch Chief, Division of Corporate Finance

Re:	Osage Exploration and Development, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
Form 10-Q for Fiscal Quarter Ended March 31, 2014
Filed May 15, 2014
File No. 0-52718

Dear Ms. Nguyen Parker:

Enclosed please find our response to your letter of September 9, 2014, regarding our Form 10-K for fiscal year ended December 31, 2014 and our Form 10-Q for fiscal quarter ended March 31, 2014. Each of your comments is set forth below, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2013

Properties, page 9

1.	Please note that Item 1203 of Regulation S-K requires that you:

(a)	Disclose the total quantity of proved undeveloped reserves at year end;

(b)	Disclose material changes in proved undeveloped reserves [as described below] that occurred during the year, including proved undeveloped reserves converted into proved developed reserves;

(c)	Discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures; and

(d)	Explain the reasons why material amounts [if any] of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved undeveloped reserves.

Executive Offices: 2445 Fifth Avenue, Suite 310, San Diego, CA 92101

Phone: (619) 677-3956 Fax: (619) 677-3964

www.osageexploration.com

Continued: United States Securities and Exchange Commission, September 24, 2014, Page 2

Please revise to comply with these disclosure requirements and to disclose proved undeveloped (“PUD”) reserve changes due to revisions, extensions/discoveries, acquisition/divestiture and improved recovery. Include discussion of the reasons, if true, for PUD reserves scheduled for drilling more than five years after initial booking.

Response

In response to the Staff’s comments, the Company has revised its disclosures in Amendment No.1 to Form 10-K for the fiscal year ended December 31, 2013.

Drilling Activity, page 11

2.	It does not appear that you have provided disclosure of net well drilling activities. Item 1205(a) of Regulation S-K requires for each of the last three fiscal years, by geographical area, that you disclose:

(1)	The number of net productive and dry exploratory wells drilled; and

(2)	The number of net productive and dry development wells drilled.

Please expand your disclosure accordingly.

Response

In response to the Staff’s comments, the Company has revised its disclosures in Amendment No.1 to Form 10-K for the fiscal year ended December 31, 2013. Net well drilling activity for 2011 was not material.

Exhibit Index, page 28

3.	We note your disclosure on page 13 regarding the Participation Agreement you entered into on April 21, 2011. Please provide your analysis with respect to whether you are required to file the Participation Agreement as an exhibit to your annual report. Alternatively, please file the agreement and all material exhibits to the agreement. We note in that regard the Participation Agreement filed as Exhibit 10.1 to your Form 8-K filed on May 26, 2011, which omits exhibits to the agreement describing the interest you have leased in the Nemaha Ridge Project.

Response

In response to the Staff’s comments, the Company has filed the Participation Agreement and material Exhibits as an exhibit to Amendment No.1 to Form 10-K for the fiscal year ended December 31, 2013.

Continued: United States Securities and Exchange Commission, September 24, 2014, Page 3

Notes to Consolidated Financial Statements, page F-7

Note 15 - Supplemental Information About Oil and Gas Producing Activities, page F-23 Proved Developed and Undeveloped Reserves, page F-23

4.	We note the increase in your proved reserves from 614 MBOE at December 31, 2012 to 2,612 MBOE at December 31, 2013. FASB ASC 932-235-50-5 requires “appropriate explanation of significant changes” for line items in the reconciliation of your disclosed proved reserves.

In addition, Item 1202(a)(6) of Regulation S-K requires “If the registrant has not previously disclosed reserves estimates in a filing with the Commission or is disclosing material additions to its reserves estimates, the registrant shall provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed.”

Please revise to comply with these disclosure requirements.

Response

In response to the Staff’s comments, the Company has revised its disclosures in Amendment No.1 to Form 10-K for the fiscal year ended December 31, 2013.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Exhibit Index, page 13

5.	We note your statement on page 10 that you issued shares to three individuals “in connection with amended employment and consulting agreements.” Please provide your analysis with respect to whether you are required to file these agreements as exhibits to your report. Alternatively, please file the agreements.

Response

The Company believes that these employment and consulting agreements are not material to the consolidated financial statements. In addition, the individuals with whom the Company has entered into these amended employment and consulting agreements are neither named executive officers nor officers of the Company. Accordingly, the Company believes that it is not required to file these agreements.

Continued: United States Securities and Exchange Commission, September 24, 2014, Page 4

Conclusion

In connection with the response to your comments dated September 9, 2014, the Company is acknowledging the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Osage Exploration and Development, Inc.

/s/ KIM BRADFORD
Kim Bradford
President and Chief Executive Officer